UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 1, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
NYSE share code: HMY
(“Harmony”)

CHANGES TO GROUP OPERATIONAL STRUCTURE

Johannesburg, 1 February 2023. Harmony is pleased to announce changes to the Group Operational and New Business Development and Growth Structures as part of its strategy of expanding its global footprint and diversification into other commodities, whilst enhancing operational excellence.

The following changes to the current operational structure, as well as the New Business Development and Growth structure, will be effective as of
1 February 2023.

1.The two operational executive teams, that is, South Africa and Southeast Asia, will now be structured as Regional Executive management teams under the leadership of Beyers Nel as Group Chief Operating Officer, Operations (having held the position as Chief Operating Officer of the South African Operations since 2016).

2.A regional Executive Operating Officer, who will report directly to the Group Chief Operating Officer Operations, will head up each of the Regional Executive Management teams (South Africa and Southeast Asia respectively). The recruitment process to fill the two vacancies is underway.

3.The New Business Development and Growth function will be strengthened under the leadership of Johannes Van Heerden as Group Chief Operating Officer, Business Development and Growth. After joining Harmony in 1998, Johannes previously held the position of chief executive officer for Harmony Southeast Asia since 2008. Johannes will now dedicate 100% of his time in driving Harmony’s business development and growth strategy. Key focus areas will include leading the Eva copper project into development, progressing Wafi-Golpu, and pursuing further growth opportunities in Africa, Southeast Asia and Australia.

For more details contact:
Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120 (mobile)

1 February 2023
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 1, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director